SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-34989

iSoftStone Holdings Limited

Building 16, Dong Qu,

10 Xibeiwang Dong Lu, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

iSoftStone Holdings Limited

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Cheng Zhang
Name:	Cheng Zhang
Title:	Acting Chief Financial Officer

Date: August 22, 2014

Exhibit 99.1

ISS RECOMMENDS THAT ISOFTSTONE SHAREHOLDERS

VOTE “FOR” PROPOSED GOING-PRIVATE TRANSACTION

BEIJING, China, August 13, 2014 — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider in the People’s Republic of China, is pleased to announce that Institutional Shareholder Services Inc. (“ISS”) has recommended that iSoftStone shareholders vote FOR the approval of the agreement and plan of merger dated as of April 18, 2014 (the “Merger Agreement”), among the Company, New iSoftStone Holdings Limited (“Parent”) and New iSoftStone Acquisition Limited, pursuant to which Parent will acquire iSoftStone (the “Transaction”) for US$0.57 per ordinary share of the Company (a “Share”) or US$5.70 per American depositary share, each representing ten Shares (an “ADS”).

ISS is a leading independent international proxy advisory firm and its voting analyses and recommendations are relied upon by thousands of major institutional investment firms, mutual funds and fiduciaries throughout the world.

The Company’s extraordinary general meeting of shareholders (the “Shareholder Meeting”) to consider and vote on, among other things, the Merger Agreement and the Transaction will be held on Monday, August 25, 2014 at 10:00 a.m. (Hong Kong Time) at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. Record holders of Shares on the close of business in the Cayman Islands on August 14, 2014 or their proxy holders are entitled to vote at this meeting. Holders of ADSs as of the close of business in New York City on August 4, 2014, are entitled to instruct J.P. Morgan Chase Bank, N.A., in its capacity as the ADS depositary, how to vote the Shares underlying their ADSs. ADS holders are reminded that the ADS depositary must receive such voting instructions no later than 10:00 a.m. (New York City Time) on Friday, August 22, 2014.

The Company’s shareholders and ADS holders are encouraged to read the Company’s definitive proxy materials in their entirety as they provide, among other things, important information regarding the Merger Agreement and the Transaction. The Company has also retained D.F. King & Co., Inc. (“D.F. King”) as its proxy solicitor to assist it in connection with its upcoming Shareholder Meeting. Shareholders and ADS holders who have questions about the Merger Agreement or the Transaction, need additional copies of the Company’s proxy materials, or need assistance in voting their shares are encouraged to contact D.F. King by email at isoftstone@dfking.com or by phone at +1-800-901-0068 (toll free) or +1-212-269-5550 (outside of the United States).

If shareholder approval of the Merger Agreement and the Transaction is obtained at the Shareholder Meeting, the Transaction is expected to close shortly thereafter. Upon the completion of the Transaction, the Company will become privately held, and its ADSs will no longer be listed on the New York Stock Exchange.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed Transaction; management plans relating to the Transaction; the expected timing of the completion of the Transaction; the parties’ ability to complete the Transaction considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

iSoftStone Holdings Limited

Mr. Charles Zhang

Acting Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

Exhibit 99.2

GLASS LEWIS AND EGAN-JONES RECOMMEND THAT ISOFTSTONE SHAREHOLDERS

VOTE “FOR” PROPOSED GOING-PRIVATE TRANSACTION

BEIJING, China, August 21, 2014 — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider in the People’s Republic of China, is pleased to announce that in addition to the previously announced recommendation of Institutional Shareholder Services Inc. (“ISS”), Glass Lewis & Co., LLC (“Glass Lewis”) and Egan-Jones Proxy Services (“Egan-Jones”) have recommended that iSoftStone shareholders vote FOR the approval of the agreement and plan of merger dated as of April 18, 2014 (the “Merger Agreement”), among the Company, New iSoftStone Holdings Limited (“Parent”) and New iSoftStone Acquisition Limited, pursuant to which Parent will acquire iSoftStone (the “Transaction”) for US$0.57 per ordinary share of the Company (a “Share”) or US$5.70 per American depositary share, each representing ten Shares (an “ADS”).

Like ISS, Glass Lewis and Egan-Jones are leading independent international proxy advisory firms and their voting analyses and recommendations are relied upon by thousands of major institutional investment firms, mutual funds and fiduciaries throughout the world.

The Company’s extraordinary general meeting of shareholders (the “Shareholder Meeting”) to consider and vote on, among other things, the Merger Agreement and the Transaction will be held on Monday, August 25, 2014 at 10:00 a.m. (Hong Kong Time) at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. Record holders of Shares on the close of business in the Cayman Islands on August 14, 2014 or their proxy holders are entitled to vote at this meeting. Holders of ADSs as of the close of business in New York City on August 4, 2014, are entitled to instruct J.P. Morgan Chase Bank, N.A., in its capacity as the ADS depositary, how to vote the Shares underlying their ADSs. ADS holders are reminded that the ADS depositary must receive such voting instructions no later than 10:00 a.m. (New York City Time) on Friday, August 22, 2014.

The Company’s shareholders and ADS holders are encouraged to read the Company’s definitive proxy materials in their entirety as they provide, among other things, important information regarding the Merger Agreement and the Transaction. The Company has also retained D.F. King & Co., Inc. (“D.F. King”) as its proxy solicitor to assist it in connection with its upcoming Shareholder Meeting. Shareholders and ADS holders who have questions about the Merger Agreement or the Transaction, need additional copies of the Company’s proxy materials, or need assistance in voting their shares are encouraged to contact D.F. King by email at isoftstone@dfking.com or by phone at +1-800-901-0068 (toll free) or +1-212-269-5550 (outside of the United States).

If shareholder approval of the Merger Agreement and the Transaction is obtained at the Shareholder Meeting, the Transaction is expected to close shortly thereafter. Upon the completion of the Transaction, the Company will become privately held, and its ADSs will no longer be listed on the New York Stock Exchange.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed Transaction; management plans relating to the Transaction; the expected timing of the completion of the Transaction; the parties’ ability to complete the Transaction considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

iSoftStone Holdings Limited

Mr. Charles Zhang

Acting Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com